Filed by Smurfit WestRock Limited (Commission File No. 333-278185)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WestRock Company (Commission File No. 001-38736)

The following is an excerpt of the transcript from the Smurfit Kappa Group plc (“Smurfit Kappa”) Q1 2024 Trading Update Call for the quarter ending March 31, 2024, held on May 2, 2024 at 8:00 a.m. BST. The excerpt contains only those portions of the transcript that relate to the proposed combination (the “Combination”) with WestRock Company (“WestRock”).

Company Participants

•	Anthony Smurfit, Group Chief Executive Officer

•	Ciaran Potts, Head of Investor Relations

•	Ken Bowles, Group Chief Financial Officer

Presentation

Operator

Hello and welcome to the Smurfit Kappa Group Q1 Trading Update Call. I will now hand you over to Ciaran Potts, Head of Investor Relations, to begin today's conference. Please go ahead.

Ciaran Potts

Smurfit Kappa Group plc – Head of Investor Relations

Thank you, Saskia. Today's discussion may contain forward-looking statements, including within the meaning of U.S. federal securities laws, about Smurfit Kappa's views of future business and financial performance, including forward earnings guidance and future market conditions.

Today's discussion may also contain forward-looking statements about Smurfit WestRock's proposed combination with WestRock. These statements are based on management's current beliefs and expectations that are subject to various risks and uncertainties. It is possible that actual results may differ materially from those suggested by these forward-looking statements we may make.

Factors and risks that could cause actual results to differ materially from these statements may be included in our earnings release, issued today and are described in more detail in Smurfit Kappa's reports available on Euronext Dublin, the National Storage Mechanism at fca.org.uk, and on our website, smurfitkappa.com.

This call does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. In connection with the proposed combination, the entity which will ultimately own the combined group, Smurfit WestRock, has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission. This registration statement includes a prospectus relating to the offer and sale of the shares in Smurfit WestRock to WestRock's stakeholders -- stockholders pursuant to the combination that will be registered pursuant to the U.S. Securities Act of 1933.

The registration statement was declared effective by the SEC on 26 April 2024. In addition, on 26 April 2024, WestRock filed a separate definitive proxy statement with the SEC with respect to the special meeting of WestRock's stockholders in connection with the combination.

WestRock commenced mailing of the proxy statement to WestRock's stockholders on or about 1 of May 2024. The proxy statement, prospectus, and other relevant docs filed by Smurfit Kappa, Smurfit WestRock, and WestRock with the SEC will be available free of charge at smurfitkappa.com or at westrock.com as applicable or at the SEC's website, sec.gov.

You should review such materials filed or to be filed with the SEC carefully because they contain or will contain important information about Smurfit Kappa, WestRock, Smurfit WestRock, the combination, and related matters, including information about certain of the respective directors, executive officers, and other employees who may be deemed to be participants in the solicitation of proxies in connection with the combination and about their interests in the solicitation.

Please note, Tony is dialing in from Latin America this morning. Should there be any connectivity issues, Ken will take the lead. We will not be answering detailed questions in relation to the proposed combination with WestRock, and as this is a trading update, we will limit today's discussion to our results and will take detailed modeling questions offline. I will now hand you over to Tony Smurfit, CEO of Smurfit Kappa Group.

Tony Smurfit

Smurfit Kappa Group plc – Group Chief Executive Officer

[…]

After the quarter ends on April 3, we were pleased to announce the successful completion of $2.75 billion green bond offering, the proceeds of which will be used in part to finance the combination with WestRock announced last September. We continue to work well with the WestRock team with integration planning progressing. Subject, of course, to shareholder, regulatory approval, and the satisfaction of other closing conditions, we expect the combination with WestRock to complete in early July.

The quality of Smurfit Kappa's people, its performance-led culture, its operating excellence, and measured capital plans have built a business that consistently delivers. That against an improving industry backdrop with positive long-term trends, and through the creation of a global leader in innovative and sustainable packaging, the combination of Smurfit and WestRock marks the next and very exciting phase of our journey.

[…]

Ken Bowles

Smurfit Kappa Group plc – Group Chief Financial Officer

[…]

Clearly, our combination of WestRock is very exciting for us, given the cultural alignment, the commercial aspects and the innovation aspects of both businesses. So irrespective of the broader consolidation, we think we just focus on our own game in that sense. And we're really looking forward to that piece. But I don't know, Tony, if you have anything to go further on consolidation?

Tony Smurfit

Smurfit Kappa Group plc – Group Chief Executive Officer

No. I think consolidation has always been happening. There have been always deals happening in the sector. Equally, there have been start-ups and new investments by people. Europe, depending on the market, is either very fragmented or not fragmented at all and each market is very different in Europe. The Italian market is different to the UK market, which is different to the Spanish market, which is different to the Swedish market.

So overall, generally speaking M&A in the sector is always happening and will always happen. Sometimes it's small and sometimes it's big. It just so happens that our combination with WestRock has probably precipitated the other large M&A transaction out in the marketplace. And we wish them well and we will follow it with interest.

[…]

Cole Hathorn

Jefferies

I've actually got two more from my side. The first one is on promotional spending. I mean, you should see good benefits when the big consumer brands come back and start their promotional activities. And I'm just wondering how those negotiations are progressing. Are you seeing anything for the Olympics, anything for the football into the summer? How are you feeling on kind of the promotional side into the back half of the year? And then the second one, if you can answer it, is obviously IP and DS Smith have got a $500 million synergy number versus your $400 million for WestRock. You've got good overlap in Mexico. You've got good overlap in Latin America as well as general other synergies. I'm just wondering how comfortable you are with that $400 million number if or if there's potential room to the upside. Thank you.

Tony Smurfit

Smurfit Kappa Group plc – Group Chief Executive Officer

[…] I let Ken be the Solomon guy on the synergy number other than say that we’re very comfortable with the number we put into the market place and leave it at that. […]

Ken Bowles

Smurfit Kappa Group plc – Group Chief Financial Officer

[The] number we put on the door was the number we were eminently happy with and remain so.

[…]

Important Additional Information

Neither this document nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this document or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This document has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom, the United States and Ireland and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom, the United States or Ireland.

Subject to the Market Abuse Regulation and the FCA’s Disclosure Guidance and Transparency Rules and the UK Listing Rules, the delivery of this document shall not create any implication that there has been no change in the affairs of Smurfit Kappa since the date of this document or that the information in this document is correct as at any time subsequent to its date.

Additional Information about the Proposed Combination and Where to Find It

In connection with the proposed combination (the “Combination”) of Smurfit Kappa Group plc (“Smurfit Kappa”) and WestRock Company (“WestRock”), the combined group Smurfit WestRock Limited (“Smurfit WestRock”) has filed a registration statement on Form S-4 (Reg. No. 333-278185) (as amended and as may be further amended from time to time) (the “US Registration Statement”) with the US Securities and Exchange Commission (the “SEC”). The US Registration Statement includes a prospectus (the “US Prospectus”) relating to the offer and sale of the shares of Smurfit WestRock (the “Smurfit WestRock Shares”) to WestRock stockholders pursuant to the Combination that will be registered pursuant to the US Securities Act of 1933, as amended (the “US Securities Act”). The US Registration Statement was declared effective by the SEC on 26 April 2024. In addition, on 26 April 2024, WestRock filed a separate definitive proxy statement with the SEC with respect to the special meeting of WestRock stockholders in connection with the Combination (as it may be amended or supplemented from time to time, the “Proxy Statement”). WestRock commenced mailing of the Proxy Statement to WestRock stockholders on 1 May 2024.

Smurfit Kappa has published a shareholder circular (the “Shareholder Circular”) which has been approved by the UK Financial Conduct Authority (the “FCA”) and will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules.  Smurfit WestRock has published a prospectus which has been approved by the FCA and will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK Listing Prospectus”). This document and its contents are not a substitute for any registration statement, proxy statement, prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock have filed or may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Combination.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE US REGISTRATION STATEMENT, THE US PROSPECTUS, THE PROXY STATEMENT, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS, INCLUDING INFORMATION ABOUT CERTAIN OF THE PARTIES’ RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER EMPLOYEES WHO MAY DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE COMBINATION AND ABOUT THEIR INTERESTS IN THE SOLICITATION.

The US Registration Statement, the Proxy Statement and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Proxy Statement and other documents filed with the SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling +1 (770) 448-2193, and are able to obtain free copies of the US Registration Statement, the US Prospectus, the Shareholder Circular, the UK Listing Prospectus and other documents filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through Smurfit WestRock’s, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this document.

This information contained within this document is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities by Smurfit WestRock shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act.

Participants in the Solicitation of Proxies

The information contained within this document is not a solicitation of proxies in connection with the Combination. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination.

Information about (i) WestRock’s directors is set forth in the section entitled “Board Composition” on page 8 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000119312523293896/d862309ddef14a.htm) and (ii) WestRock’s executive officers is set forth in the section entitled “Executive Officers” on page 141 of WestRock’s Annual Report on Form 10-K (the “WestRock 2023 Annual Report”) filed with the SEC on November 17, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000095017023064855/wrk-20230930.htm). Information about the compensation of WestRock’s directors is set forth in the section entitled “Director Compensation” starting on page 19 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000119312523293896/d862309ddef14a.htm) and on WestRock’s current report on Form 8-K filed with the SEC on December 15, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000095014223002987/eh230430357_8k.htm). Information about the compensation of WestRock’s executive officers is set forth in the section entitled “Executive Compensation Tables” starting on page 38 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000119312523293896/d862309ddef14a.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the US Securities Act) are disclosed in the section entitled “Certain Relationships and Related Person Transactions” on page 20 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001732845/000119312523293896/d862309ddef14a.htm). Information about the beneficial ownership of WestRock’s securities by WestRock’s directors and named executive officers is set forth in the section entitled “Security Ownership of Certain Beneficial Holders, Directors and Management of WestRock” starting on page 277 of each of the US Prospectus (and available at https://www.sec.gov/Archives/edgar/data/2005951/000110465924052947/tm243828-17_424b3.htm) and the Proxy Statement (and available at https://www.sec.gov/Archives/edgar/data/1732845/000110465924053001/tm243828-20_defm14a.htm). As of April 22, 2024, none of the participants (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) owned more than 1% of shares of common stock, par value $0.01 per share, of WestRock.

Information about Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Board of Directors,” starting on page 112 of Smurfit Kappa’s 2023 Annual Report (the “Smurfit Kappa 2023 Annual Report”) published on Smurfit Kappa’s website on March 15, 2024 (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations) which was filed with the FCA in the United Kingdom on March 15, 2024 and Euronext Dublin in Ireland on March 15, 2024. Information about the compensation of Smurfit Kappa executive officers and directors is set forth in the remuneration report starting on page 129 of the Smurfit Kappa 2023 Annual Report (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations). Transactions with related persons (as defined under Paragraph 24 of the International Accounting Standards) are disclosed in the subsection entitled “Related Party Transactions” to the section entitled “Notes to the Consolidated Financial Statements,” on page 223 of the Smurfit Kappa 2023 Annual Report (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations). Information about the beneficial ownership of Smurfit Kappa’s securities by Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Executive Directors’ Interests in Share Capital at 31 December 2023,” on page 147 of the Smurfit Kappa 2023 Annual Report (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations). Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Combination will be included in the Proxy Statement and other relevant materials filed with the SEC when they become available.

Information about the expected beneficial ownership of Smurfit WestRock securities by the individuals who are expected to be executive officers and directors of Smurfit WestRock at Completion is set forth in the section entitled “Security Ownership of Certain Beneficial Holders, Directors and Management of Smurfit WestRock” beginning on page 279 of each of the US Prospectus (available at https://www.sec.gov/Archives/edgar/data/2005951/000110465924052947/tm243828-17_424b3.htm) and the Proxy Statement (available at https://www.sec.gov/Archives/edgar/data/1732845/000110465924053001/tm243828-20_defm14a.htm). Information required by Item 402 of the SEC's Regulation S-K with respect to the executive officers of Smurfit WestRock who served as executives of Smurfit Kappa during Smurfit Kappa’s fiscal year 2023, as well as a description of certain post-Completion compensation arrangements that are expected to apply to such executive officers, is set forth in the section entitled “Executive Compensation” beginning on page 327 of each of the US Prospectus (available at https://www.sec.gov/Archives/edgar/data/2005951/000110465924052947/tm243828-17_424b3.htm) and the Proxy statement (available at https://www.sec.gov/Archives/edgar/data/1732845/000110465924053001/tm243828-20_defm14a.htm).

Forward-Looking Statements

This document and the information within it contains forward-looking statements (including within the meaning of US federal securities laws) regarding the Combination between WestRock and Smurfit Kappa, including any statements regarding the Combination and the listing of Smurfit WestRock, the rationale and expected benefits of the Combination (including, but not limited to, synergies), and any other statements regarding WestRock’s and Smurfit Kappa’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Words such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions, but not all forward-looking statements include such identifying words.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Combination may not be satisfied; the occurrence of any event that can give rise to termination of the Combination; a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit Kappa is unable to achieve the synergies and value creation contemplated by the Combination; Smurfit WestRock’s availability of sufficient cash to distribute to its shareholders in line with current expectations; Smurfit Kappa is unable to promptly and effectively integrate WestRock’s businesses; management’s time and attention is diverted on issues related to the Combination; disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships; credit ratings decline following the Combination; legal proceedings are instituted against Smurfit Kappa or WestRock; Smurfit Kappa or WestRock are unable to retain or hire key personnel; the announcement or the consummation of the Combination has a negative effect on the market price of the capital stock of Smurfit Kappa or WestRock or on Smurfit Kappa or WestRock’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, U.S. or U.K. administrations; the ability of Smurfit Kappa or WestRock to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; actions by third parties, including government agencies; the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit Kappa’s or WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Smurfit Kappa’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.smurfitkappa.com/investors and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in the Smurfit Kappa 2023 Annual Report (and available at https://www.smurfitkappa.com/us/investors/reports-and-presentations). These risks, as well as other risks associated with the Combination, will be more fully discussed in the US Registration Statement, the US Prospectus, the Proxy Statement, the Shareholder Circular, the UK Listing Prospectus and the other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in the information in this document. Except as required by law, none of Smurfit Kappa, WestRock or Smurfit WestRock assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Nothing in this document should be construed as a profit estimate or profit forecast. No statement in this document, including statements regarding the potential effect of the Combination on cash flows and capital returns should be interpreted to mean that cash flows or capital returns of Smurfit Kappa, WestRock or Smurfit WestRock for the current or future financial years will necessarily match or exceed the historical cash flows or capital returns of Smurfit Kappa or WestRock.

Completion of the Combination will be subject to the satisfaction or waiver of several conditions. Consequently, there can be no certainty that the completion of the Combination will be forthcoming.

This document is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation.

The contents of this document are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Except as explicitly stated in this document, none of the contents of Smurfit Kappa’s or WestRock’s websites, nor any website accessible by hyperlinks on Smurfit Kappa’s or WestRock’s websites, is incorporated in or forms part of, this document.